

C M

SE[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 17 2010

Washington, DC
110

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ruisch (515) 226-6493
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

1001-1123434

Oath or Affirmation

I, Robert Ruisch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



NOTARIAL SEAL
IOWA
JODI WINSLOW
COMMISSION NO. 704874
MY COMMISSION EXPIRES
August 30, 2012

Robert Ruisch
Director Mutual Funds Accounting

Notary Public

This report contains:

- (X) (a) Facing page
- (X) (b) Statements of Financial Condition
- (X) (c) Statements of Operations
- (X) (d) Statements of Cash Flows
- (X) (e) Statements of Changes in Members' Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- (X) (m) A copy of the SIPC Supplemental Report (under separate cover)
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (X) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5



Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Members and Management
EquiTrust Marketing Services, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Members and management of EquiTrust Marketing Services, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating EquiTrust Marketing Services, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. EquiTrust Marketing Services, LLC's management is responsible for EquiTrust Marketing Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 9, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EquiTrust Marketing Services, LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

515-225-5829 Carole Hunt

WORKING COPY

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (—)

_____ Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 150

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EquiTrust Marketing Services LLC
(Name of Corporation, Partnership or other organization)

Carole L. Hunt
(Authorized Signature)

Manager, Broker Dealer Compliance
(Title)

Dated the 22 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31 2010

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,974,697
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,974,697
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii)	0
Total deductions	6,974,697
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than

EquiTrust Marketing Services, LLC
Schedule of Assessment Payments to SIPC

Date		Amount	Name
01/06/09	$	150.00	Securities Investor Protection Corp.
01/22/10	$	150.00	Securities Investor Protection Corp.

EQUITRUST MARKETING SERVICES, LLC
SERIES A

001070

Date: January 22, 2010

SIPC
805 15th St. N.W. Suite 800
Washington, D.C. 20005-2215

For: Assessment - FY2010

Amount: $150.00 Amount this check $150.00

ACCT #	BC	DR	CR	
				Balance
85560	2246	150.00		Requested
11518			150.00	Approved

THIS DOCUMENT HAS A COLORED SECURITY BACKGROUND. DO NOT CASH IF THE WORD "VOID" IS VISIBLE. THIS PAPER HAS AN ARTIFICIAL WATERMARK AND IS ALTERATION PROTECTED.


EquiTrust.
Marketing Services, LLC

SERIES A
5400 UNIVERSITY AVE.
WEST DES MOINES, IA 50266-5997

WELLS FARGO BANK, N.A.
11-24/1210

001070

One hundred Fifty and 00/100 ************************** DOLLARS

DATE January 22, 2010

AMOUNT $150.00

PAY TO THE ORDER OF: SIPC
805 15th St. N.W. Suite 800

FOR Assessment - FY2010

TWO SIGNATURES REQUIRED OVER $20,000.00

⑈001070⑈ ⑆121000248⑆ 4121909576⑈

EQUITRUST MARKETING SERVICES, LLC
SERIES A

001070

REMITTANCE ADVICE

DATE January 22, 2010

FOR: Assessment - FY2010 **AMOUNT** $ 150.00

SIPC
805 15th St. N.W. Suite 800
Washington, D.C. 20005-2215

EquiTrust Marketing Services, LLC
Series A

009875

Date: January 6, 2009

Securities Investor Protection Corp.
P.O. Box 92185
Washington, DC 20090-2185

For: Assessment - FY2009

Amount: $150.00 Amount this check $150.00

ACCT #	BC	DR	CR
85560	2246	150.00	
11519			150.00

Balance

Requested

Approved

VERIFY THE AUTHENTICITY OF THIS MULTI-TONE SECURITY DOCUMENT. CHECK BACKGROUND AREA CHANGES COLOR GRADUALLY FROM TOP TO BOTTOM.

EquiTrust Marketing Services, LLC
Series A
5400 University Avenue
West Des Moines, IA 50266-5997

EQUITRUST MONEY MARKET FUND, INC.
Payable Thru UMB Bank, N.A.
1-877-860-2904

80-1885/1012
Branch 441

009875

One hundred Fifty and 00/100 ****************************** DOLLARS

DATE January 6, 2009

AMOUNT $150.00

PAY TO THE ORDER OF Securities Investor Protection Corp.
P.O. Box 92185

FOR Assessment - FY2009

TWO SIGNATURES REQUIRED OVER $20,000.00

⑈009875⑈ ⑆101218856⑆39 2000001828 50⑈

THE ORIGINAL DOCUMENT HAS A WHITE REFLECTIVE WATERMARK ON THE BACK. HOLD AT AN ANGLE TO SEE THE MARK WHEN CHECKING THE ENDORSEMENTS.

M NO. LMG-01

EquiTrust Marketing Services, LLC
Series A

009875

REMITTANCE ADVICE

DATE January 6, 2009

FOR: Assessment - FY2009

AMOUNT $ 150.00

Securities Investor Protection Corp.
P.O. Box 92185
Washington, DC 20090-2185

Securities Investor Protection Cor[illegible]ation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-015855 FINRA DEC

EQUITRUST MARKETING SERVICES L
5400 UNIVERSITY AVENUE
WEST DES MOINES, IA 50266-5950

Form SI[illegible]C-4 **FY 2009**
(17-REV. [illegible]/04)

ASSESSMENT - FY 2009	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	$150.00

X ______________________
Authorized Signature/Title Date

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

⑈00000004⑈ ⑆000015855⑆ 0000 2009⑈

Form SIPC-4 FY 2009

8-015855 FINRA DEC

EQUITRUST MARKETING SERVICES L
5400 UNIVERSITY AVENUE
WEST DES MOINES, IA 50266-5950

ASSESSMENT - FY 2009	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	$150.00

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2009, no later than January 30, 2009. Persons who become SIPC members after January 1, 2009 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2009 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.